Exhibit 99.1

China Xiangtai Food Co., Ltd. Launches Hot Pot Restaurant Business

The Company aims to open 200 hot pot franchisees by the end of 2021

Chongqing, August 10, 2020 /PRNewswire/ -- China Xiangtai Food Co., Ltd. (NASDAQ: PLIN) ("PLIN" or the "Company"), an emerging growth company engaged in the food processing business, today announced that it plans to launch a hot pot franchise business and plans to open its first location in Chongqing on August 31, 2020. The launch will allow the Company to integrate its existing industry resources and leverage its strengths to provide consumers with a farm-to-table experience.

The Company plans to expand the hot pot chain by applying a franchise model and increase the number of restaurants to 200 by the end of 2021. All restaurants will be operated under the Company’s own brand “Xiangtai Fresh Beef Hot Pot”. The Company plans to recruit a team of seasoned restaurateurs with more than 20 years of professional experience to manage and operate the franchise chain.

Ms. Zeshu Dai, Chairwoman and Chief Executive Officer of the Company commented, “We are excited about the launch of our hot pot restaurant franchise. We hope to meet the robust demand by supplying fresh and flavorful meat products on the retail level, thus creating additional revenue channels. Being competitive in the hot pot business requires high quality food supplies and extensive food industry experience, which are our strengths. We believe PLIN has tremendous potential and this new business will position the Company to create long-term value."

About China Xiangtai Food Co., Ltd

Headquartered in Chongqing, China, China Xiangtai Food Co., Ltd, is a food company primarily engaged in pork processing. The Company's operations span key sections of the pork processing value chain, including slaughtering, packing, distribution, and wholesale of a variety of fresh pork meat and parts. Primarily focused on pork products, the Company also offers other fresh and processed products, including beef, lamb and poultries. Through the recent acquisition of Chongqing Ji Mao Cang Feed Co., Ltd, the Company has also expanded into the business of feed raw material and feed formula solutions. Through its core values, the Company is committed to maintaining the highest standards of food safety, product quality, and sustainability to provide high-quality, nutritious, and tasty food in a responsible manner through its portfolio of trusted brands. For more information, please visit http://ir.plinfood.com/.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Company Contact

Mr. Xiaohui Wu, President
China Xiangtai Food Co., Ltd.
Phone: +86-1860-117-0697
Email: ir@plinfood.com

Investor Relations Contact

Ms. Tina Xiao, President
Ascent Investor Relations LLC
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com